UF 3-20-03

03012705

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAR 18 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIG Capital Securities Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 West Loop South, Suite 200
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/1/2003

OATH OR AFFIRMATION

I, Darla Wilton ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIG Capital Securities Co. ____________________, as of December 31 ________, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Claudia Gabriela Amaya
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 01-10-2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TIG CAPITAL SECURITIES CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

TIG CAPITAL SECURITIES CO.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2 - 3
STATEMENT OF INCOME		4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		6
STATEMENT OF CASH FLOWS		7
NOTES TO FINANCIAL STATEMENTS		8 - 10
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		16 - 17

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
TIG Capital Securities Co.

We have audited the accompanying statement of financial condition of TIG Capital Securities Co. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIG Capital Securities Co. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred substantial recurring losses, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 16, 2003

TIG CAPITAL SECURITIES CO.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 66,556
Receivable from brokers-dealers and clearing organizations	121,366
Advances to employees	29,500
Other assets	15,105
	$ 232,527

The accompanying notes are an integral part of these financial statements.

TIG CAPITAL SECURITIES CO.
Statement of Financial Condition
December 31, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 6,572
Commissions payable	19,185
Payable to brokers-dealers and clearing organizations	7,756
	33,513
Stockholder's equity	
Common stock, 100,000 shares authorized with $.01 par value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	3,950,277
Retained earnings (deficit)	(3,752,263)
Total stockholder's equity	199,014
	$ 232,527

The accompanying notes are an integral part of these financial statements.

TIG CAPITAL SECURITIES CO.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions income	$ 427,446
Interest income	5,530
Other income	12,596
	445,572
Expenses	
Commissions and clearance paid to other brokers	244,612
Employee compensation and benefits	437,515
Communications	146,403
Occupancy and equipment costs	250,041
Promotional costs	28,283
Regulatory fees and expenses	37,643
Other expenses	136,716
	1,281,213
Loss before income taxes	(835,641)
Provision for income taxes	-0-
Net loss	$ (835,641)

The accompanying notes are an integral part of these financial statements.

TIG CAPITAL SECURITIES CO.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2002	$ 1,000	$ 3,133,164	$(2,916,622)	$ 217,542
Contributions of capital		817,113		817,113
Net loss			(835,641)	(835,641)
Balances at December 31, 2002	$ 1,000	$ 3,950,277	$(3,752,263)	$ 199,014

The accompanying notes are an integral part of these financial statements.

TIG CAPITAL SECURITIES CO.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance, at January 1, 2002	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2002	$	-0-

The accompanying notes are an integral part of these financial statements.

TIG CAPITAL SECURITIES CO.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (835,641)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	6,949
Decrease in advances to employees	3,467
Increase in other assets	(13,437)
Decrease in accounts payable and accrued expenses	(14,173)
Increase in commissions payable	4,890
Decrease in payable to broker-dealers and clearing organizations	(9,483)
Net cash provided (used) by operating activities	(857,428)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Contributions of capital	817,113
Net cash provided (used) by financing activities	817,113
Net increase (decrease) in cash	(40,315)
Cash at beginning of period	106,871
Cash at end of period	$ 66,556

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

TIG CAPITAL SECURITIES CO.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

TIG Capital Securities Co. (Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation and is a wholly-owned subsidiary of TIG Capital Corporation ("Parent"). Substantially all of the Company's business is conducted with customers located throughout the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Advertising costs are expensed as incurred. Advertising costs incurred for the year ended December 31, 2002 were $1,606 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $154,409 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company has a net operating loss carryforward of approximately $3,753,421 available to offset future taxable income and expires as follows:

Year Ended December 31,	
2014	$ 911,898
2015	911,780
2016	1,095,001
2017	834,742
	$3,753,421

Deferred income tax assets are approximately $1,270,000 and are fully offset by a valuation allowance of $1,270,000.

Note 5 - Concentration Risk

At December 31, 2002, and at various other times during the period, the Company had cash balances in excess of federally insured limits of $100,000.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital which requires a minimum net capital of $100,000. It is management's intention to control costs and increase revenue. It is management's understanding it will continue to receive capital infusions as necessary.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2002

Schedule I

TIG CAPITAL SECURITIES CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 199,014
Add:		
Liabilities subordinated to claims of general creditors		-0-
Total capital and allowable subordinated liabilities		199,014
Deductions and/or charges		
Non-allowable assets:		
Advances to employees	$ 29,500	
Other assets	15,105	(44,605)
Net capital before haircuts on securities positions		154,409
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 154,409

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 6,572
Commissions payable	19,185
Payable to brokers-dealers and clearing organizations	7,756
Total aggregate indebtedness	$ 33,513

Schedule I (continued)

TIG CAPITAL SECURITIES CO.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,235
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 54,409
Excess net capital at 1000%	$ 151,058
Ratio: Aggregate indebtedness to net capital	.22 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital as reported in the Company's Part II (unaudited) Focus report	$ 197,749
Increase (decrease) due to:	
Decrease in allowable assets	(43,547)
Decrease in payable to brokers/dealers	207
Net capital per audited report	$ 154,409

Schedule II

TIG CAPITAL SECURITIES CO.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Dain Rauscher Incorporated

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
TIG Capital Securities Co.

In planning and performing our audit of the financial statements and supplemental information of TIG Capital Securities Co. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 16, 2003